# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SemiLEDs Corp, CIK 0001333822
CUSIP: 816645204
Title of class of securities: Common Stock, par value $0.0000056 per share
Address of issuer's principal executive offices: 3F, No.11 Ke Jung Rd., Chu-Nan Site, Hsinchu Science Park, Chu-Nan 350, Miao-Li County, Taiwan (F5), 350
Date of event which requires filing of this statement: 02/28/2025
Filed by CIK 0001228895
Persons authorized to receive notices and communications: Trung T. Doan, 3F, No.11 Ke Jung Rd., Chu-Nan Site,, Hsinchu Science Park, Chu-Nan 350,, Miao-Li County, Taiwan (F5), 350, 886-37-586788

## Reporting persons
- Trung T. Doan (CIK 0001228895): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: subject company funds (SC); sole voting power 0; shared voting power 4,716,188; sole dispositive power 1,516,962; shared dispositive power 0; aggregate amount beneficially owned 4,716,188 (57.69% of the class)
  Comment: (a) Includes (1) 127,141 shares of common stock, par value $0.0000056 per share (the "Common Stock") of SemiLEDs Corporation, a Delaware corporation (the "Issuer") owned directly by The Trung Doan 2010 GRAT, of which the Reporting Person is the sole trustee and (2) 1,389,821 shares of Common Stock held directly by the Reporting Person. Also includes 31,036 shares of Common Stock of the Issuer directly owned directly by JRS Properties III LLLP and 3,168,190 shares of Common Stock of the Issuer directly held by Simplot Taiwan, Inc, pursuant to the Voting Agreement (as more fully described below).
  
  (b) Includes (1) 1,389,821 shares of Common Stock held by the Reporting Person and (2) 127,141 shares of Common Stock of the Issuer owned directly by The Trung Doan 2010 GRAT.
  
  (c) Based on the sum of (i) 7,211,738 shares of Common Stock of the Issuer outstanding as of January 6, 2025, as reported on the Issuer's most recently filed Quarterly Report on Form 10-Q for the quarter ended November 30, 2024; plus (ii) 240,963 shares received by the Reporting Person and 722,891 shares received by the other members of the Stockholder Group of the Issuer upon partial repayment of that certain secured loan agreement described under Item 4 hereof on February 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0000056 per share
Name of issuer: SemiLEDs Corp
Address of issuer's principal executive offices: 3F, No.11 Ke Jung Rd., Chu-Nan Site, Hsinchu Science Park, Chu-Nan 350, Miao-Li County, Taiwan (F5), 350
Comment:
Explanatory Note

This Amendment No. 5 (this "Amendment No. 5") to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on May 10, 2013 (as amended and supplemented from time to time, this "Schedule 13D") is being filed by Trung T. Doan (the "Reporting Person") pursuant to Section 13(d) of the Exchange Act and Rule 13d-2(a) thereunder, with respect to the shares of Common Stock of the Issuer.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment No. 5. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in full as follows:

On January 8, 2019, the Issuer entered into a secured loan agreement with the Reporting Person, with an aggregate amount of $1.7 million and an annual interest rate of 8% (the "Loan Agreement"). On February 9, 2024, the Issuer repaid $800,000 of loan principal by issuing 629,921 shares of Common Stock to the Reporting Person, based on the closing price of $1.27 per share on February 8, 2024.

On February 28, 2025, the Issuer delivered a payment notice indicating its intent to prepay $400,000 of loan principal by delivering 240,963 shares of Common Stock to the Reporting Person, based on the closing price of $1.66 per share on February 27, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in full as follows:

The Reporting Person entered into the Amended Loan Agreement with the Issuer as reported herein solely for investment purposes and to increase the Issuer's stockholder's equity by accepting equity in partial cancellation of the Amended Loan Agreement balance.

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer: On January 8, 2019, the Issuer entered into the Loan Agreement with the Reporting Person, with an aggregate amount of $1.7 million and an annual interest rate of 8%. On February 9, 2024, the Issuer repaid $800,000 of loan principal by issuing 629,921 shares of Common Stock to the Reporting Person, based on the closing price of $1.27 per share on February 8, 2024.

On February 28, 2025, the Issuer delivered a payment notice indicating its intent to prepay $400,000 of loan principal by delivering 240,963 shares of Common Stock to the Reporting Person, based on the closing price of $1.66 per share on February 27, 2025.

The foregoing description of the Amended Loan Agreement is qualified in its entirety by reference to the Loan Agreement, as amended, dated January 8, 2019, between SemiLEDs Corporation and Trung Doan (incorporated by reference from Exhibit 1.1 to the Company's Schedule 13 D/A filed on February 20, 2024.) hereto and incorporated by reference into this Item 4.

Except as described in this Item 4, the Reporting Person does not have, as of the date of this Amendment No. 5 to Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change his plans or proposals in the future. In determining from time to time whether to accept equity of the Issuer in lieu of cash repayments under the Amended Loan Agreement or sell or purchase the Issuer's Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as he deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of this Schedule 13D is amended and restated in its entirety as follows:

As of the date of this filing, the Reporting Person beneficially owns an aggregate of 4,716,188 shares of Common Stock, or 57.69%.

As of the date of this filing, the members of the Stockholder Group, who, together with the Reporting Person, comprise a group within the meaning of Section 13(d)(3) of the Act, beneficially own the shares of Common Stock as set forth next to their names:

No. of Shares Beneficially Owned Percentage Ownership Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power
Simplot Taiwan, Inc. 3,168,190 38.75% 0 4,716,188 3,168,190 0
JRS Properties III LLLP 31,036 0.38% 0 4,716,188 31,036 0
Trung Tri Doan(1) 1,516,962 18.56% 0 4,716,188 1,516,962 0

(1) Includes 127,141 shares of common stock of the Issuer owned directly by The Trung Doan 2010 GRAT, of which the Reporting Person is the sole trustee.

The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other members of the Stockholder Group. The other members of the Stockholder Group have filed separate Schedule 13Ds with respect to their interests. The Reporting Person is not responsible for the completeness and accuracy of the information concerning the other members of the Stockholder Group.

The beneficial ownership percentage used in this Schedule 13D is calculated based on the sum of (i) 7,211,738 shares of Common Stock of the Issuer outstanding as of January 6, 2025, as reported on the Issuer's most recently filed Quarterly Report on Form 10-Q for the quarter ended November 30, 2024; plus (ii) 240,963 shares received by the Reporting Person and 722,891 shares received by the other members of the Stockholder Group of the Issuer upon partial repayment of that certain secured loan agreement described under Item 4 hereof on February 28, 2025.
Other persons with the right to receive dividends or sale proceeds: To the best of the knowledge of the Reporting Person, no one other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person hereby references the disclosures contained in Item 4 of this Schedule 13D regarding the Amended Loan Agreement and the Reporting Person's repayment thereunder.

## Signatures
- Trung T. Doan: /s/ Trung T. Doan, TRUNG T. DOAN (02/28/2025)